[redacted]

SEC Mail Processing Section

FEB 26 2010

Washington, DC 105

UNI
SECURITIES AND
Washin

10027897

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 37762

*AB 3/3

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG Financial Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Danbury Road
(No. and Street)

Wilton	CT	06897-4444
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Hawriluk 203 221 4820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/6/2010

OATH OR AFFIRMATION

I, Stephen J. Hawriluk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG Financial Securities Corp., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Financial Officer
Title

Notary Public

Jane T. Lehn
Notary Public
My Commission Expires Sept. 30, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG Financial Securities Corp.

Statement of Financial Condition
December 31, 2009

AIG Financial Securities Corp.
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder of
AIG Financial Securities Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AIG Financial Securities Corp. (the "Company") at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2010

AIG Financial Securities Corp.
Statement of Financial Condition
December 31, 2009

(dollars in thousands, except share data)

Assets		
Cash	$	111
Securities owned, at fair value		94,874
Due from affiliate		26
Prepaid expenses		78
Total assets	$	95,089
Liabilities and Stockholder's Equity		
Liabilities		
Accrued liabilities	$	70
Due to affiliates (Note 5)		3,127
Unrealized loss on derivative		1,432
Current taxes payable to an affiliate		1,563
Liability subordinated to claims of general creditors (Note 6)		10,000
Total liabilities		16,192
Stockholder's equity		
Common stock, $.01 par value, 10,000 shares authorized, issued and outstanding		-
Additional paid-in capital		50
Retained earnings		78,847
Total stockholder's equity		78,897
Total liabilities and stockholder's equity	$	95,089

The accompanying notes are an integral part of this Statement of Financial Condition

(dollars in thousands)

1. Organization of the Company

AIG Financial Securities Corp. (the "Company") is a wholly owned subsidiary of AIG Financial Products Corp. ("AIGFP" or the "Parent"), which in turn is a wholly owned subsidiary of American International Group, Inc. ("AIG"). AIG has issued an irrevocable guarantee under which it guarantees to each holder of a monetary obligation or liability of the Company the prompt payment, when due, of all such obligations or liabilities. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

2. Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

At December 31, 2009, the Company's cash is held at two New York Money Center banks.

Securities Transactions

The Company clears securities transactions executed for clients of the Company's affiliates. In the normal course of business, the Company is involved in the execution and settlement of securities transactions with counterparties who are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss. As of December 31, 2009, the Company had no unsettled transactions with its counterparties. The Company has the right to pursue collection or performance from the counterparties who do not perform under contractual obligations. The Company monitors the credit standing of all counterparties with which it conducts business.

The Company is also subject to operational, technological and settlement risks. These risks include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement. The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

Securities Owned

Securities owned are recorded on a trade-date basis and are carried at fair value. The net changes in fair value, including accrued interest, on Securities owned, during the year is included in Principal transactions in the Statement of Income. At December 31, 2009, Securities owned consists of a high investment-grade, medium-term discount United States of America ("U.S.") government agency debt obligation having a face value of $130,000 with approximately 7 years to maturity.

(dollars in thousands)

Derivatives
Derivative instruments are primarily used for economic hedges of financial instruments and are carried at fair value.

Derivatives used for economic hedging purposes include total return and interest rate swap contracts. Unrealized gains or losses on these derivative contracts are recognized currently in the Statement of Income as Principal transactions revenues. The Company does not apply hedge accounting as defined in Financial Accounting Standards Board ("FASB") Accounting Standard Codification 815, Derivatives and Hedging ("ASC 815"), as amended, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

Unrealized gains and losses on derivatives are recognized gross in the Statement of Financial Condition.

Recent Accounting Standards
Effective January 1, 2009, the Company adopted Statement of Financial Accounting Standard No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FAS No. 162 ("FAS 168"), which establishes the source of authoritative United States GAAP recognized by the FASB to be applied by nongovernmental entities. The adoption of FAS 168 had no impact on the Company's financial statements except to change the relevant references from the older references to the new Codification reference.

The Company adopted FASB ASC 820, Fair Value Measurements and Disclosures - Measuring Liabilities at Fair Value, and Investment in Certain Entities That Calculate Net Asset Value per Share, which provides clarification on circumstances when valuation techniques should be used to measure fair value of financial liabilities and guidance on how to calculate net asset value per share. The adoption of FASB ASC 820 had no impact on the Company's financial statements.

The Company adopted FASB ASC 605, Revenue Recognition-Multiple Deliverable Revenue Arrangements, which defines criteria for when a company should account for a product and service separately rather than as a combined unit. The adoption of FASB ASC 605 had no impact on the Company's financial statements.

The Company adopted FASB ASC 860, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions, which establishes guidance on accounting and reporting standards for transfers and servicing of financial assets and accounting for transfers of servicing rights. The adoption of FASB ASC 860 had no impact on the Company's financial statements.

The Company adopted various Amendments to ASC issued throughout the year including Amendment to Section 260-10-S99, Earnings Per Share, Amendments to Sections 323-10-S99 and 505-50-S99, Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees and Amendment to Subtopic 470-20, Accounting for Own-Share lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing. The adoption of these amendments had no impact on the Company's financial statements.

(dollars in thousands)

3. Fair Value

Fair Value Measurements
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned:				
U.S. government agency debt obligation	-	$94,874	-	$94,874
LIABILITIES				
Financial instruments:				
Unrealized loss on derivative	-	-	$1,432	$1,432

The following is a reconciliation of the beginning and ending balances for financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2009:

(dollars in thousands)

Level 3 Financial liabilities

	Unrealized loss on derivative
Beginning balance	$ 230
Unrealized gains related to assets or liabilities held at end of year	1,432
Realized losses related to assets or liabilities no longer held	(1,004)
Purchases, issuances and settlements	774
Ending balance	$ 1,432

Fair Value Option

The carrying values of cash, due from affiliate, accrued liabilities, due to affiliates and current taxes payable to an affiliate included in the Company's statement of financial condition approximate fair value as they are short-term, have floating interest terms and limited credit exposure. No fair value option election under the provisions of FASB ASC 825 was made for these accounts.

4. Financial Instruments with Off-Balance-Sheet Risk

The credit risk for derivatives is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk, if any, is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company's transactions with off-balance-sheet risk have a maturity of approximately seven years at December 31, 2009.

Open derivative contracts, which are linked to assets or liabilities that are sold or otherwise disposed of, are terminated at the time of disposition. Unrealized gains or losses on such derivative contracts are recognized in the Statement of Income currently as Principal transactions.

At December 31, 2009, the Company had an outstanding interest rate swap agreement with a notional principal amount of $130,000. The swap is recorded at fair value.

(dollars in thousands)

5. Due to affiliates, net, and Related-Party Transactions

A majority of the Company's transactions are with affiliated entities, including the Liability Subordinated to Claims of General Creditors (see Note 6).

At December 31, 2009, Due to affiliates, net, consists primarily of net operating funding balances payable to AIGFP.

Administrative services are provided to the Company by AIGFP. Administrative services include personnel, office space, data processing, communications, computer and any other expenses incurred which are necessary to conduct the Company's business as a broker dealer.

During 2009, administrative expenses were allocated to the Company pursuant to an Administrative Services and Expense Sharing Agreement (the "Agreement") with AIGFP. The terms of the Agreement provides for an allocation of expenses by AIGFP to the Company that equates to the proportional use of the allocated cost by the Company.

In September 2008, the Company's ultimate holding company, AIG, experienced a severe strain on its liquidity that resulted in AIG on September 22, 2008, entering into an $85 billion revolving credit facility and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("New York Fed"). In connection with the preparation of its annual report on Form 10-K for the year ended December 31, 2008, and its quarterly report on Form 10-Q for the period ended September 30, 2009, AIG management assessed whether AIG has the ability to continue as a going concern. Based on the U.S. government's past funding, AIG management's ability to stabilize AIG's businesses and dispose of its non-core assets, and after consideration of the risks and uncertainties to such plans, AIG management believes that it will have adequate liquidity to finance and operate AIG's businesses, execute its asset disposition plan and repay its obligations for at least the next twelve months. However, it is possible that the actual outcome of one or more of AIG management's plans could be materially different, or that one or more of AIG management's significant judgments or estimates about the potential effects of these risks and uncertainties could prove to be materially incorrect or that the proposed transactions with the NY Fed discussed above are not consummated or fail to achieve their desired objectives. If one or more of these possible outcomes is realized, AIG may need additional U.S. government support to meet its obligations as they come due. If AIG is not able to continue as a going concern or no longer continues to support the capital or liquidity needs of AIGFP or the Company, the financial condition and results of operations of the Company may be adversely affected.

AIGFP unwound a considerable amount of its businesses and portfolios during 2009, and these activities are expected to continue at least through 2010. In connection with these activities, AIGFP has disaggregated its portfolio of existing transactions into a number of separate "books", and has developed a plan for addressing each book, including each book's risks, risk mitigation options, monitoring metrics and certain implications of various potential outcomes. The plans are subject to change as efforts progress and as conditions in the financial markets evolve, and they contemplate, depending on the book in question, alternative strategies, including sales, assignments or other transfers of positions, terminations of positions, and/or run-offs of positions in accordance with existing terms. Execution of the plans is overseen by a transaction approval process involving increasingly senior members of AIGFP's and AIG's respective management groups as specific actions entail greater liquidity and revenue consequences. Successful execution of the plans is subject, to various degrees depending on the transactions of a given

(dollars in thousands)

book, to market conditions and, in many circumstances, counterparty negotiations and agreement. As a consequence of these conditions, it is expected that the above process will reduce the scope of the Company's operations in the foreseeable future. The ultimate impact on the Company, however, cannot be precisely determined at this time.

6. Liability Subordinated to Claims of General Creditors

The Company has entered into a subordinated debt agreement with AIGFP. This subordinated debt is included in the Company's regulatory capital, and can be repaid only if, after giving effect to repayment, the Company meets the Securities and Exchange Commission's capital regulations. Interest is payable annually on the last business day of the year at a floating per annum rate, which resets daily at the London Interbank Offered Rate. The principal is due on December 31, 2010.

The fair value of the subordinated debt is approximately $9,496 which is estimated and based on management valuations to reflect the credit risk of the Company and current market conditions. No fair value option election under the provisions of FASB ASC 825 was made for subordinated debt.

7. Income Taxes

The operations of the Company are included in the consolidated U.S. federal income tax return of AIG and in the combined Connecticut State tax return of AIG subsidiaries that operate in Connecticut. The difference between the effective income tax rate and the statutory federal income tax rate is due to state income taxes. Included in current taxes payable to affiliate in the statement of financial condition are federal and state tax payables of $1,269, and $294, respectively.

The Company has not recognized any uncertain tax positions pursuant to FASB ASC 740 Income Taxes.

The Company has elected to be treated as a dealer under Internal Revenue Code ("IRC") section 475. Accordingly, the Company is required to follow a mark-to-market methodology for valuing their securities inventories for tax purposes.

The Company has executed a tax sharing agreement with AIG that provides that the Company's share of the consolidated tax liability will be determined generally on a separate company basis. The agreement provides that tax benefits realized in the consolidated group attributable to the Company will be allocated to the Company irrespective of whether such benefits may have been realized currently by the Company on a separate return basis.

8. Commitments and Contingencies

The Company operates subject to cancelable agreements with affiliated entities.

9. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $250, whichever is greater. At December 31, 2009, the Company had net capital of $84,998, which exceeded its requirement of $413 by $84,585, and its ratio of aggregate indebtedness to net capital was 0.07 to 1.

(dollars in thousands)

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. During the year ended December 31, 2009, the Company was not required to and did not hold any customer money or securities.

10. Subsequent events

No events have occurred subsequent to the balance sheet date that would require material adjustment to or disclosure in the financial statements.

PRICEWATERHOUSECOOPERS

SEC Mail Processing Section

FEB 26 2010

Washington, DC 105

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Stockholder of AIG Financial Securities Corp.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of AIG Financial Securities Corp. for the period from April 1, 2009 through December 31, 2009 , which were agreed to by AIG Financial Securities Corp., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating AIG Financial Securities Corp.'s compliance with the applicable instructions of Form SIPC-7T during the year ended December 31, 2009. Management is responsible for AIG Financial Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries , as follows: Payment dated January 22, 2009 in the amount of $150 compared to underlying accounting records obtained from Stephen Hawriluk, Vice President, check number 10308 dated January 22, 2009, noting no differences.

2. Compared the Total Revenue amount reported on line 12 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on AIG Financial Securities Corp.'s Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $ 5,339,120 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c, Net gain from securities in investment accounts, of $6,020,044 to supporting schedules provided by Stephen Hawriluk, Vice-President, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e $0 and $150 respectively of the Form SIPC-7T, noting no differences.

    b. Compared supporting schedules obtained in procedure 3a above to Gains or losses on firm securities investment accounts reported on line 3b of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on AIG Financial

PRICEWATERHOUSECOOPERS

b. Compared supporting schedules obtained in procedure 3a above to Gains or losses on firm securities investment accounts reported on line 3b of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on AIG Financial Securities Corp.'s Focus Reports for the period from January 1, 2009 to March 31, 2009, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of AIG Financial Securities Corp., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037762 FINRA DEC
AIG FINANCIAL SECURITIES CORP 9*9
50 DANBURY RD STE 100
WILTON CT 06897-4447

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stephen J. Hawriluk/(203) 221-4891

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150-

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

January 22, 2009
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) -0-

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ -0-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

-NONE-

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AIG Financial Securities Corp.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 24th day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,339,120
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-0-
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	6,020,044
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	6,020,044
2d. SIPC Net Operating Revenues (Nil entered as sum cannot be less than zero)	$ -0-
2e. General Assessment @ .0025	$ 150 (to page 1 but not less than $150 minimum)